ADVAXIS, INC.
                               212 Carnegie Center
                                    Suite 206
                               Princeton, NJ 08540


                                  June 9, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                  Re:      Advaxis, Inc. (the "Company")
                           Registration Statement on Form SB-2
                           Registration No. 333-122504

Ladies and gentlemen:

      The Company respectfully requests that the above-referenced registration statement be declared effective at 3:00 pm on Friday, June 10, 2005, or as soon thereafter as reasonably practicable.

      The Company acknowledges that:

      o Should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      o The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      o The Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                  Very truly yours,

                                  ADVAXIS, INC.

                                  /s/ J. Todd Derbin

                                  J. Todd Derbin, Chief Executive Officer